Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 3 September 2018

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid final Ordinary dividend scrip alternative and dividend reinvestment under the National Grid Share Incentive Plan on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.08.20 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification a) Position/status Group HR Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Ordinary shares of 12 204/473p Identification code each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the HMRC Approved Share Incentive Plan

c) Price(s) and volume(s) Price(s) Volume(s) 8.234 GBP 85 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.16 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.08.20

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Ordinary shares of 12 204/473p Identification code each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) 8.234 GBP 137

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.16 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted d) Description of the financial instrument, type of instrument Ordinary shares of 12 204/473p Identification code each GB00BDR05C01 e) Nature of the transaction Acquisition of securities (“dividend reinvestment”) under an ISA. f) Price(s) and volume(s) Price(s) Volume(s) 8.246 GBP 203 g) Aggregated information - Aggregated volume - Price h) Date of the transaction 2018.08.17 i) Place of the transaction London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.08.20

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andrew Agg 2 Reason for the notification a) Position/status Interim Finance Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Ordinary shares of 12 204/473p Identification code each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) 8.234 GBP 87

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.16 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.08.20

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Therese Esperdy 2 Reason for the notification c) Position/status Non-executive Director d) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor c) Name National Grid plc d) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted d) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 e) Nature of the transaction Acquisition of securities to reinvest dividend. f) Price(s) and volume(s) Price(s) Volume(s) $53.31 USD 56

g) Aggregated information - Aggregated volume - Price h) Date of the transaction 2018.08.16 i) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.08.20

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.16 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mrs. Anne Dawson 2 Reason for the notification a) Position/status CAP of Jonathan Dawson Non-Executive Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.3066 1345 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.16 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sir Peter Gershon 2 Reason for the notification a) Position/status Chairman

b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.3066 308 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.15

f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.3066 658 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.16

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lady Eileen Gershon 2 Reason for the notification a) Position/status CAP of Sir Peter Gershon Chairman b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.3066 169

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.16 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sir Peter and Lady Gershon 2 Reason for the notification a) Position/status Chairman and CAP of Sir Peter Gershon b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.3066 2166 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.15 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.16

Wednesday, 15 August 2018 National Grid plc (National Grid) Voting Rights and Capital Update National Grid confirms that, following the issue of 38,389,842 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2017/18 final dividend, National Grid's registered capital consists of 3,676,137,669 ordinary shares, of which 277,651,976 shares are held as treasury shares; leaving a balance of 3,398,485,693 shares with voting rights. The figure of 3,398,485,693 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority's Disclosure and Transparency Rules. The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section, from Link Asset Services (formerly Capita Asset Services) 0371 402 3344, nationalgrid@linkgroup.co.uk. Contact: Ceri James, Assistant Company Secretary (020 7004 3116)